EXHIBIT 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Thirteen Weeks ended		Fiscal Year ended

	Apr. 29, 2006	Apr. 30, 2005	Jan. 28, 2006	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002

NET EARNINGS
Income before cumulative effect of accounting change	$59	$58	$263	$255	$209	$162	$111
Income tax expense	34	33	142	119	115	84	64
Interest expense, excluding capitalized interest	5	6	23	22	26	33	35
Portion of rents deemed representative of the interest factor (1/3)	54	50	214	202	177	164	157

	$152	$147	$642	$598	$527	$443	$367

FIXED CHARGES
Gross interest expense	$5	$6	$23	$22	$26	$33	$35
Portion of rents deemed representative of the interest factor (1/3)	54	50	214	202	177	164	157

	$59	$56	$237	$224	$203	$197	$192

RATIO OF EARNINGS TO FIXED CHARGES	2.6	2.6	2.7	2.7	2.6	2.2	1.9